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                                                                    EXHIBIT 99.1

                               STOLT-NIELSEN S.A.

               LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T

                                  May 30, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Stolt-Nielsen S.A., has obtained a letter of representation from Arthur Andersen LLP ("Andersen") stating that the November 30, 2001 audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, availability of personnel and foreign affiliates of Andersen, and availability of national office consultation.

                                          Very truly yours

                                          Stolt-Nielsen S.A.

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                                          Jan Chr Engelhardtsen
                                          Chief Financial Officer